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                                                                                               EXHIBIT 12

WEST TEXAS UTILITIES COMPANY
Computation of Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

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                                                                                                  Twelve
                                                                                                  Months
                                                             Year Ended December 31,              Ended
                                                  1997      1998      1999      2000     2001     6/30/02
Earnings:
  Income Before Extraordinary Item              $21,477   $37,725   $31,867   $27,450   $12,310     $9,954
  Plus Federal Income Taxes                      11,295    28,088     4,187     5,315    16,760     10,815
  Plus State Income Taxes                          -         -         -         -        1,973      1,676
  Plus Provision for Deferred Income Taxes         (945)   (6,626)   12,025     9,401   (11,891)    (3,924)
  Plus Deferred Investment Tax Credits           (1,321)   (1,321)   (1,274)   (1,271)   (1,271)    (1,271)
  Plus Fixed Charges (as below)                  25,263    24,932    25,083    24,520    24,405     23,039
     Total Earnings                             $55,769   $82,798   $71,888   $65,415  $ 42,286   $ 40,289

Fixed Charges:
  Interest on Long-term Debt                    $20,352   $20,352   $20,352   $18,017   $16,842    $16,915
  Interest on Short-term Debt                     4,911     4,580     4,731     6,503     7,563      6,124
     Total Fixed Charges                        $25,263   $24,932   $25,083   $24,520   $24,405    $23,039

Ratio of Earnings to Fixed Charges                 2.20      3.32      2.86      2.66      1.73       1.74
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